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APPLIED POWER INC.                                                    EXHIBIT 12
Computation of Ratio of
Earnings to Fixed Charges


                                                  Nine Months
                                                     Ended                            Year Ended August 31,
                                                May 31, 2000 (1)      1999 (2)              1998 (3)               1997
                                                ----------------      --------              --------               ----
Net earnings from continuing operations          $     34,952         $      34,580      $          53      $      22,632

Add: Income tax expense                                19,584                22,830              9,076             10,463

Add: Interest Expense (4)                              27,892                41,181             12,535              5,067

Portion of rent deemed interest factor (5)              2,833                 3,777              3,639              3,651
                                                --------------------------------------------------------------------------
     Total earnings available for fixed charges  $     85,261         $     102,368      $      25,303      $      41,813
                                                ==========================================================================

Fixed charges:

Interest expense (4)                                   19,584                22,830              9,076             10,463

Portion of rent deemed interest factor (5)              2,833                 3,777              3,639              3,651
                                                --------------------------------------------------------------------------
     Total fixed charges                         $     22,417         $      26,607      $      12,715      $      14,114
                                                ==========================================================================

Ratio of earnings to fixed charges               $        3.8         $         3.8      $         2.0      $         3.0
                                                --------------------------------------------------------------------------
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          The ratios reflect the consolidated results of operations and financial position of the Company, excluding the Electronics business which is presented as a discontinued operation.

     (1)
          Earnings from continuing operations for the nine months ended May 31,
          2000 include a one-time $1.4 million ($0.9 million after tax) recovery of costs related to the contract termination recorded in fiscal 1999 and a non-recurring charge of $4.4 million ($2.8 million, net of tax benefit) for fees and expenses associated with the Distribution and the incorporation of APW Ltd. Excluding these items and their related tax effects, the ratio of earnings to fixed charges would have been approximately 4.2.

     (2) Earnings from continuing operations for fiscal 1999 include a one-time pre-tax contract termination charge of $7.8 million ($4.7 million after tax). Excluding this charge and the related tax benefit, the ratio of earnings to fixed charges would have been approximately 4.0.

     (3)
          Earnings from continuing operations for fiscal 1998 include a $1.7 million gain, with no tax impact, on life insurance proceeds a $2.9 million net gain, after tax, on the sale of a facility and the write-
          down of a European subsidiary to its estimated realizable value, and restructuring and other one-time charges of $50.4 million (37.2 million after tax). Excluding these items and their related tax effects, the ratio of earnings to fixed charges would have been approximately 4.6.

     (4) Interest expense consists primarily of ??? and amortization of debt expense.

     (5)  33% of rental expense is deemed representative of the interest factor.